

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Dennis J. Hickey
Principal Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

     Re: **Colgate-Palmolive Company**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 18, 2016
              Form 10-Q for the Fiscal Quarter Ended March 31, 2016
              Forms 8-K filed January 29, 2016 and April 28, 2016
              File No. 1-00644

Dear Mr. Hickey:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Income Taxes, page 27

1. Both herein and in Note 11 to your financial statements, you refer readers to Note 14 for an explanation of the income tax impact resulting from your change in accounting for Venezuelan operations. It is unclear how these disclosures adequately discuss the nature of what appears to be a $353 income tax expense related to this change in accounting. Please tell us and expand your disclosures to explain.

2. Please expand your disclosures to explain the difference between your 11.7% Venezuela accounting change adjustment herein and the 12.8% Venezuela accounting change adjustment presented in Note 11.

Non-GAAP Financial Measures, page 38

3. You state that management believes your non-GAAP measures provide investors with useful supplemental information regarding the performance of the Company's ongoing operations. This statement does not appear to provide adequately detailed information specific to your circumstances as to why this non-GAAP measure is useful to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and revise your disclosures accordingly.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

4. With reference to the discussion of your deconsolidation of CP Venezuela on page 26, to the extent material, please disclose the nature and amount of transactions between you and CP Venezuela, including any resulting demands, commitments, or uncertainties, and how they are reflected in your financial statements.

Item 2.02 Form 8-K filed January 29, 2016 and April 28, 2016

Exhibit 99

Non-GAAP Financial Measures

5. You state that management believes your non-GAAP financial measures provide investors with useful supplemental information regarding the performance of the Company's ongoing operations. This statement does not appear to provide adequately detailed information specific to your circumstances as to why this non-GAAP measure is useful to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and revise your disclosures accordingly.

6. We note that your reconciliation of your Net Income (Loss) Attributable to Colgate-Palmolive Company to Net Income (Loss) Attributable to Colgate-Palmolive Company, non-GAAP as well as you reconciliation of Diluted Earning (Loss) Per Common Share to Diluted Earnings per common share, non-GAAP includes the after-tax impact of the items identified without a clear explanation for how the tax effect is calculated. These presentations are inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or, in her absence Jay Ingram, Legal Branch Chief, at (202) 551-3397 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction